CONFIDENTIAL INFORMATION OMITTED HEREIN HAS BEEN SUBMITTED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT. SUCH OMISSIONS ARE DENOTED BY BRACKETED ASTERISKS “[***]”.

Exactech, Inc.

2320 NW 66th Court

Gainesville, FL 32653

August 22, 2016

VIA EDGAR

Securities and Exchange Commission

100 F. Street, N.E., Mail Stop 3030

Washington, DC 20549

Attention:Martin James

Michael Faye

Kate Tillan

Tom Jones

Tim Buchmiller

RE:Exactech, Inc.

Form 10-K for the fiscal year ended December 31, 2015

Filed March 3, 2016

Form 10-Q for the quarterly period ended March 31, 2016

Filed April 29, 2016

File No. 000-28240

Ladies and Gentlemen:

Set forth below is the response of Exactech, Inc., a Florida corporation (the "Company" or “Exactech”), to the Staff's comments provided in the letter dated July 25, 2016 (the "Comment Letter") with respect to the Company’s Form 10-K for the year ended December 31, 2015 (the “Form 10-K”) and Form 10-Q for the quarterly period ended March 31, 2016 (the “Form 10-Q”).

In the responses below, references to “we”, “us” or “our” refer to the Company. We have reproduced the text of the Staff’s comments in bold-face and in the order presented in the Comment Letter, followed by the Company’s responses.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Excess and Obsolete Inventories, page 39

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1.

We note you have a significant amount of finished goods on hand and on loan/consignment, but your discussion does not provide insight into the quality and variability of the estimates and assumptions underlying your financial condition and operating performance, as set forth under Section V of SEC Release 34-48960 / FR-72.  Please explain to us how you have considered the referenced guidance, or provide us revised disclosure for future filings.  In regard to the latter, please separately address any different classes or components of finished goods inventory that is based upon reasonably available information and that will provide material information for investors (e.g., inventory:  on hand, on loan / consignment, by segment, by size of component, by significant customer or agent, etc.).

Response:

The Company supplementally advises the Staff that the Company has considered the guidance in Section V of SEC Release 34-48960 / FR-72. The Company will expand its future disclosure to enhance the discussion on the causes of the variability of the estimates, which include the uncertainty of the length of the life cycle of product lines and the timing and performance of new product launches. As new or enhanced products are introduced the inventory levels are built based on estimated revenue performance. If it is found that the launch of a product line was less successful than our estimates, certain inventory items may become slow moving and could potentially become obsolete. While the Company believes that its estimates are reasonable, it is difficult to determine with certainty the success and life of the Company’s products. As mentioned in the disclosure, the need to maintain all sizes of each component and the uncertainty of the usage of those sizes, also contributes to the uncertainty of the risk of obsolescence.

The following is an example of the proposed disclosure to be included in the Company’s future filings:

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Excess and Obsolete Inventories - Inventories are valued at the lower of cost or net realizable value, using a FIFO method, and include implants consigned to customers and agents. The consigned or loaned inventory remains our inventory until we are notified of implantation. We are also required to maintain substantial levels of inventory as it is necessary to maintain all sizes of each component to fill customer orders. The size of the component to be used for a specific patient is typically not known with certainty until the time of surgery. Due to this uncertainty, a minimum of one of each size of each component in the system to be used must be available to each sales representative at the time of surgery. As a result of this need to maintain substantial levels of inventory, we are subject to the risk of inventory obsolescence, and having to carry inventory in excess of expected sales (slow moving inventory). Additionally, uncertainties of product line life cycles, changes in sales patterns and timing and performance of product launches, carry the risk that actual results and timing are less successful and result in slow moving or obsolete items. In the event that a substantial portion of our inventory becomes obsolete, it would have a material adverse effect on the Company. An allowance charge for slow moving inventories is recorded based upon an analysis of slow moving inventory items. For slow moving inventory, this analysis compares the quantity of inventory on hand to the historical sales of such inventory. As a result of this analysis, we record an estimated allowance for slow moving inventory. Due to the nature of slow moving inventory and changes in sales patterns and release schedules, this allowance may fluctuate up or down, as a charge or a recovery. For items that we identify as obsolete, we record a charge to reduce their carrying value to net realizable value. Allowance charges for the years ended December 31, 2015, and 2013 were $1.5 million and $2.8 million, respectively. During 2014, we experienced net inventory recoveries of $0.1 million. We also test our inventory levels for the amount of inventory that we expect to sell within one year. At certain times, such as when we stock new subsidiaries, add consignment locations, and launch new products, the level of inventory can exceed the forecasted level of cost of goods expected to be sold for the next twelve months. As of December 31, 2015, we determined that $9.0 million of

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inventory should be classified as non-current, as compared to $9.7 million as of December 31, 2014.

The Company believes that further separation of the slow moving and obsolete charges or recoveries would not provide additional insight to investors. Due to the variability of the charges, the inability to obtain the varying levels of detail and their lack of usefulness, management does not review such information. The Company determines slow moving and obsolete charges based on its worldwide inventory because products and sizes that are slow moving in one market may not be in other markets. As such, the Company does not maintain estimates by customer, region or whether it is on hand or on loan/consignment but maintains the estimates on a worldwide basis.  In addition, the slow moving or obsolete charge may include raw materials, work-in-progress or finished goods, due to the certain minimum ordering quantities on products and the varying demands of new and older products. This variability makes it impractical to classify these charges by our reporting segments and by component.

2.

Please provide us a copy of your detailed inventory aging, summarized by any significant categories you utilize to prepare your financial statements, for each of the last two fiscal years. In addition, please provide us a copy of any related revenue forecasts you utilized as part of your slow moving and obsolete inventory charges.

Response:

The Company supplementally advises the Staff that the Company does not maintain an inventory aging due to the nature of some of its products and the difficulty in maintaining a detailed aging schedule for items maintained by serial number. Certain of our products are not distinguishable, and as such, their respective ages cannot be specifically identified and tracked. Other products are specifically identified with serial numbers, but the Company does not monitor aging of the individual components until their respective expiration dates near. Our slow moving and obsolete inventory charges are determined based on initial product line release dates and historical sales of the products and not on forecasted sales of the products.

3.	Please explain to us your internal control over financial reporting policies and procedures related to inventory on loan / consignment.

Response:

[***]

Item 8.  Financial Statements

Note 2.  Summary of Significant Accounting Policies

Inventories, page 51

4.	Please tell us the method used to determine the cost of your inventories (e.g., FIFO). Refer to ASC 330-10-9. Provide the disclosure required by ASC 330-10-50-1 in future filings.

Response:

The Company supplementally advises the Staff that, in accordance with ASC 330-10-30-9, the Company determines its cost of inventory on a FIFO basis, as this is the general flow of the Company’s product sales. In the Company’s Form 10-Q for the quarter ended June 30, 2016, filed on August 9, 2016, the Company clarified the inventory costing method and will continue to do so in future filings. The Company will also disclose any changes made to the inventory cost basis and the

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nature of that change when those events happen; however, at this time, there are no such reportable events to disclose, as required by the guidance in ASC 330-10-50-1.

5.

We note that you had recoveries of inventory charges for the year ended December 31, 2014 and in your March 31, 2016 Form 10-Q you disclose that due to the nature of the slow moving inventory, your inventory allowance may fluctuate up or down, as a charge or recovery. Please address the following:

•Confirm to us that you continue to account for inventory write-downs in accordance with ASC 330-10-35-14 and SAB Topic 5.BB, consistent with your response to comment 2 in your letter dated November 30, 2010.

•In light of the guidance in SAB Topic 5.BB indicating that a reduction in the carrying amount of an inventory item from cost to market value at the end of a fiscal year is viewed as creating a new "cost basis" for the item, please explain to us what the “net recoveries” in fiscal 2014 represent and, to eliminate investor confusion, revise future filings to use terms other than “recovery” and “recoveries” when referring to the sale of previously impaired inventory.

•Also in light of that guidance, in future filings please revise your Schedule II – Valuation and Qualifying Accounts on page 75 to remove the information relating to the inventory allowance as compliance with that guidance would not result in a valuation account.

Response:

The Company supplementally advises the Staff that:

•

The Company continues to account for inventory impairments consistent with the Company’s response to comment 2 in its response letter dated November 30, 2010 and in accordance with guidance in ASC 330-10-35-14 and SAB Topic 5.BB.

•

Because of the requirement to manufacture all sizes of certain products and supply all sizes to customers, the Company has certain items, or sizes, for each of its joint systems that are not used as frequently as more “standard” sizes.  On an individual item basis, such items have sales prices, and net realizable value, that exceed unit costs.  Although we may conclude that it is more likely than not that all quantities on hand of certain sizes will eventually be sold, we do not consider such items “excess inventory,” as our business model requires that we maintain such quantities in order to sell the “standard” sizes. Due to this fact pattern, we view the product grouping, for example abc joint system, as the appropriate level to conduct our lower of cost or market analysis.  At the product grouping level, we do not typically identify lower of cost or market issues until such systems become obsolete.  However, we maintain an allowance for slow moving product that estimates the amount of that product that will become obsolete upon product line discontinuance. The Company’s slow moving allowance is calculated based on comparing the current quantity of inventory to historical sales and providing an allowance for any slow moving inventory on a systematic basis over the expected life of the product line. We believe this method is appropriate as it recognizes the lack of utility of these items (as a charge to cost of goods sold) over the related product line life cycle’s revenues.   Recoveries to this allowance may result when historical sales increase for the items determined to be slow moving or when our estimated life of a product line turns out

CONFIDENTIAL TREATMENT REQUESTED BY EXACTECH, INC.

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to be longer than the original estimate. We will revise future filings to change the wording to eliminate confusion.

•

As the Company maintains an inventory allowance it believes it is appropriate to continue to provide this information in Schedule II – Valuation and Qualifying Accounts of our Annual Report on Form 10-K

6.

We note that for your business, you need to maintain substantial levels of inventory, including a minimum of one of each size of each component in the system for each sales representative.  As a result, you may have substantial inventory of sizes that are used infrequently or rarely.  Since an essential part of the application of the lower of cost or market value concept is the reduction of the cost of obsolete, damaged and excess inventories to market, please tell us how you perform your excess inventory analysis (i.e, inventories that exceed anticipated sales or usage for a reasonable period). Include a discussion of what you consider a reasonable period. Refer to ASC 330-10-35. Further, please tell us about the nature of the consigned inventory and the extent to which its value is impacted by physical deterioration and obsolescence.

Response:

The Company supplementally advises the Staff that the Company applies the lower of cost or market value concept in accordance with ASC 330-10-35. As noted above, the cost basis of the obsolete inventory items is written off due to obsolescence. Any damaged or lost products are directly written out of inventory and do not impact the cost basis. The Company’s inventory is analyzed based on historical sales trends, and products that are not sold frequently are identified as slow moving, as a certain quantity of these items will more likely than not become obsolete before they are sold. The quantity of inventory is then compared to the expected life of the product to determine any estimated excess inventory. The expected life of each product is estimated based on historical experience of the Company’s products and planned changes to product development, which has trended between ten and twenty years. As noted above, we do not reduce the individual cost basis of the identified slow moving items because we view the product grouping as the most appropriate basis to determine lower of cost or market.. The allowance for slow moving inventory does however estimate the overall reduction in utility for the various items that are considered slow moving.

The Company’s consigned inventory consists of surgical implants maintained at hospital locations, as well as several independent distributors. The Company also consigns surgical instruments in the same locations for use in the surgeries. The consigned surgical implants are packaged to maintain sterility and monitored by the Company’s representatives and hospital staff to ensure the products are fit to be implanted. Any damage to the packaging would result in return to the Company for review and possible repackaging, and, as such, there is no impact to the value of the product. Any obsolete products are returned to the Company to be disposed of, which results in a value reduction at the time the product line is determined to be obsolete. Consigned surgical instrumentation is also monitored by the Company’s representatives and hospital staff. When breakage or deterioration of instruments occur, the item is returned and either the value disposed of, or the instrument is repaired, the latter of which results in no change in the value of the instrument.

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7.

Please explain to us how you determine the amount of inventory to record as non-current and whether the amount is based upon an analysis of individual items. Provide us with a summary of the significant components of the non-current inventory. Also give us your estimate of the time periods necessary to sell this inventory. We note your response to comment 13 in your letter dated October 13, 2010.

Response:

The Company supplementally advises the Staff that the Company continues to determine non-current inventory in the same manner as described in the Company’s response to comment 13 in its letter dated October 13, 2010. The Company analyzes the inventory using forecasted cost of goods estimated to be sold over the next twelve months. The analysis is not done on an individual item, or component, basis as the Company does not maintain item level forecasts over that length of time, therefore, there is not a detailed listing of items that make up non-current inventory. As a result of completing this analysis on a total inventory versus individual item basis, we expect that the majority of this non-current inventory value would be sold between two to five years; however, because it includes the slow moving inventory that is expected to be sold prior to obsolescence, a smaller portion could take ten to fifteen years to sell.

Property and Equipment, page 51

8.

Please quantify for us the gross and net amount of loaned versus internally used instruments on your balance sheet as of December 31, 2015. Explain to us how you use internal instruments. Tell us the factors you considered in determining the useful life of the instruments and the lowest level of identifiable cash flows under ASC 360-10-35-23.

Response:

The Company supplementally advises the Staff that internal use of the surgical instruments is solely for training or demonstration purposes. These instruments are pulled from the general instrument inventory and; even though these instruments are temporarily maintained in an identifiable location, they are not separately identified in our capitalized instrument categories. Due to the above as well as the frequent change in the quantity of internally used instruments, the Company finds it impractical to quantify the gross and unable to accurately identify the net amount of internally used instruments. However, the Company estimates the value of the internally used instruments fluctuates between 1% and 2% of gross capitalized surgical instruments.

The useful life of seven years for the surgical instruments was determined based on historical experience of the Company and our estimates of the average life of instruments before damage that requires disposal. In accordance with ASC 360-10-35-23, we maintain the instrument groups and lives at a reporting segment level which is the lowest level of identifiable cash flows because of the interrelationship of the instruments and related implants.

9.

We note from page 67 that you sell surgical instruments. Please tell us about the nature of these sales and whether you sell surgical instruments from the loan program, new instruments, or both.  In addition, quantify for us the amount of revenue recognized from the sale of surgical instruments during the years presented and explain to us how you classify these amounts in the statements of cash flows. Refer to ASC 230-10-45-12(c).

Response:

The Company supplementally advises the Staff that the Company sells instruments to the Company’s independent international distributors. As the surgical instruments are not separately identifiable, it is not possible to distinguish between a new or used instrument unless it is an instrument related to long-released products or there is sign of extensive usage. Instruments that are

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sold can therefore be new or formerly instruments that were loaned, however, from a practical perspective we treat all sales of instruments as inventory sales. The Company sold $5.2 million instruments for each of the two years ended December 31, 2015 and 2014, and $3.7 million for the year ended December 31, 2013. The Company maintains in current inventory the estimated value of instrumentation it expects to sell over the next twelve months, as such, the cash flow of these revenues is classified as operating cash flow.

10.

With respect to your loaned surgical instruments, please quantify for us the amount of rental income you recognized for each period presented. Tell us the significant terms of your loan program and explain your accounting. Tell us whether you ever loan the instruments free of charge and whether they meet the requirements to be considered an embedded lease under ASC 840. Discuss whether you apply multiple element arrangement accounting under ASC 605-25.

Response:

The Company supplementally advises the Staff that the Company does not rent consigned or loaned surgical instruments, however in certain circumstances the Company will charge a late fee on loaned instruments that are not returned in the agreed upon timeframe. The Company estimates these late fees at less than $100,000 per year. Loaned instruments are requested by the Company’s agents and approved on a short term basis and monitored for return by the Company. The Company has considered the guidance in ASC 840 to determine if the consigned or loaned instruments contain an embedded lease, and have determined that because the control remains with the Company representatives the consignment does not include any embedded lease. Instruments are consigned and loaned only to the Company’s agent representatives who maintain control and responsibility of the surgical instruments and are available to assist the surgeon in the proper use of the instruments during the surgical procedure. Additionally, the same surgical instrumentation may be used by various surgeons throughout the year.

As the Company sells its products either at the date of surgical implantation or delivery of product to distributors, there is no instance of multiple element arrangement as described in ASC605-25.

Form 10-Q for the Quarterly Period Ended March 31, 2016

Item 1.  Financial Statements

Note 1.  Basis of Presentation, page 6

11.	Please quantify for us the amount of surgical instruments, if any, classified as inventory as of December 31, 2015 and March 31, 2016.

Response:

The Company supplementally advises the Staff that the Company had $2.4 million and $2.3 million of instruments classified as current inventory as of December 31, 2015 and March 31, 2016, respectively.

12.

Please explain to us the facts and circumstances surrounding the change in classification of surgical instruments, including the basis for both your old and new policies. Quantify how this change impacted your historical financial statements not presented here.

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Response:

The Company supplementally advises the Staff that the Company previously classified in-house surgical instrumentation that was not expected to be sold in the next year as non-current inventory. During the first quarter of 2016, the Company revised the way it tracks and records its inventory, and this resulted in the Company reevaluating the classification of instruments. Based on this reevaluation the Company determined that it was more reflective of its business to classify all instruments that are not expected to be sold in the following twelve months as surgical instruments within property and equipment on the Company’s balance sheet.  The Company believes this reclassification more appropriately classifies these items, as it is more likely that such items will become part of our loan program versus being sold. The impact of this reclassification from non-current inventory to property and equipment would have been $14.4 million, $7.8 million, $9.4 million, $5.4 million and $7.3 million for each of the years ended December 31, 2015, 2014, 2013, 2012 and 2011.

13.

In addition, please explain to us your accounting policy related to your initial recording of surgical instruments as inventory versus property, plant, and equipment. As part of your response, address how your accounting policy addresses the ultimate use of a surgical instrument (e.g., rent versus sell), when it might not be known at the date of acquisition.

Response:

The Company supplementally advises the Staff that the Company initially records instruments as inventory because a portion of them are manufactured by the Company, they are maintained in the Company’s inventory system to track their locations and quantities and they are available for third-party sale.  As explained in the response to comment 12, at each reporting period the amount of instruments classified as inventory is adjusted to the amount expected to be sold within twelve months with the balance being added to property and equipment.

As requested, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to call me at (352) 377-1140.

Sincerely, /s/ Joel C. Phillips Joel C. Phillips Chief Financial Officer

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